Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Horace Mann Educators Corporation:

We consent to the use of our reports dated March 1, 2010, with respect to the consolidated balance sheets of Horace Mann Educators Corporation and subsidiaries (the “Company”) as of December 31, 2009 and 2008, and the related consolidated statements of operations, comprehensive income (loss), changes in shareholders’ equity and cash flows, for each of the years in the three-year period ended December 31, 2009, all related financial statement schedules, and the effectiveness of internal control over financial reporting as of December 31, 2009, which reports appear in the December 31, 2009 annual report on Form 10-K of the Company incorporated herein by reference. Our report on the consolidated financial statements refers to a change in the Company’s accounting for other-than-temporary-impairments effective April 1, 2009.

/s/ KPMG LLP

Chicago, Illinois
December 23, 2010